Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY COMPLETES ACQUISITION OF MAJORITY INTEREST IN
GUANGZHOU LINIU NETWORK TECHNOLOGY CO. LTD.

Announces Management and Board of Directors Changes

Hong Kong, China – March 1, 2017 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), announced today that it has completed the acquisition of 51% of Jia-Heng Industrial Ltd., the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”), a software technology development company that is currently developing an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry.

Upon the closing of the acquisition, IKGH also announced several changes to management and the Board of Directors. Effective immediately, Mr. Lam Chou In, Chief Operating Officer of IKGH, has been promoted to co-Chief Executive Officer, responsible for the Macau gaming business. In addition, Mr. Wang Shun Yang has been appointed as co-CEO and as a director of the Board, and will be responsible for IKGH’s Chinese technology industry development. Finally, Mr. Fong Weng Nam has been appointed as IKGH’s new Chairman of the Board of Directors.

In connection with the closing, Mr. Lam Man Pou has resigned as Chairman and director of IKGH’s Board of Directors, and Mr. Vong Hon Kun has resigned as CEO and director of the Board. Both Mr. Lam and Mr. Vong will remain as Chief Marketing Officer and Chief Operating Officer of IKGH, respectively.

“We are pleased to complete the acquisition and are moving forward rapidly to launch our agriculturally focused e-commerce platform within the next few months,” said Mr. Wang. “At the same time, we want to thank Mr. Lam and Mr. Vong for their leadership of IKGH over the years and are gratified to have them remain with IKGH as a valuable resource as we embark on this new chapter.”

Mr. Wang is the founder of LiNiu Network and has been de veloping its agricultural electronic trading platform since 2013. Prior to founding LiNiu Network, he acted as Chief Consultant and led the industrial design, planning, investment and integration of the “Yunnan Agricultural Science and Technology Park”, which was jointly organized by the Ministry of Agriculture and Yunnan Province, to establish a systematic supply chain for the agricultural industry in the Park and the integration of industry and financial capital.

Mr. Fong is a businessman that has been engaged in investment, real estate development and Macau’s gaming business for over 20 years. Mr. Fong currently is the Member of Jinwan Committee of Zhuhai of Chinese People’s Political Consultative Conference; Vice President of Hong Kong and Macao and Taiwan Cultural Exchange Association; Vice President of Macao Chong San Seak Kei Friendship Association and Chief Supervisor of Macao Henan Association.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

About Iao Kun Group Holding Company Limited

IKGH is a holding company that currently participates in the promotion of a VIP gaming room at the City of Dreams Macau in Cotai. In February 2017, IKGH announced its intent to diversify into non-gaming assets with the acquisition of a majority interest of Guangzhou LiNiu Network Technology Co. Ltd., which is developing an electronic trading platform focused on the Chinese agricultural industry.

Contact:

Ryan Yip, +853 2872 3425
ryany@ikghcl.com

James Preissler

preissj@ikghcl.com